December 19, 2001

To Whom It May Concern:

     The firm of Kurt D. Saliger, C.P.A., Certified Public Accountant consents to the inclusion of their reports on the financial statements of Music Etc., Inc. as of December 31, 1999 and December 31, 2000 and September 30, 2001 in any filings that are now or in the near future with the U.S. Securities and Exchange Commission.


Very truly yours,

/s/ Kurt D. Saliger C.P.A.
Kurt D. Saliger
Certified Public Accountant